Exhibit 12.3

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	6 Months Ended		Year Ended
	June 30,		December 31,
	2008		2007
Net income from continuing operations	$690		$16,535
Add- Taxes based on income	156		9,322
Net income before income taxes	846		25,857

Add- fixed charges:
Interest on long term debt (1)	14,402		36,670
Estimated interest cost within rental expense	302		899
Amortization of net debt premium, discount, and expenses	513		1,105
Total fixed charges	15,217		38,674

Earnings available for fixed charges	16,063		64,531

Ratio of earnings to fixed charges	1.05		1.66

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,256		2,512
Adjustment to pre-tax basis	284		1,416
	1,540		3,928

Combined fixed charges and preferred stock dividend requirements	$16,757		$42,602

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	-	(2)	1.51

(1) Includes FIN 48 interest expense
(2) Earnings were inadequate to cover fixed charges by $694 thousand for the six months ended June 30, 2008.